Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com

                                          July 30, 2008

VIA EDGAR

Ms. Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  AllianceBernstein Variable Products Series Fund, Inc.
          Prospectus/Proxy Statement
          File No. 811-05398
          ------------------

Dear Ms. White and Mr. Burak:

     This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") on the Form N-14 filing for AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein Balanced Wealth Strategy Portfolio ("Balanced Wealth") regarding Balanced Wealth's acquisition of AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein Balanced Shares Portfolio ("Balanced Shares" and together with Balanced Wealth the "Portfolios"), as provided orally to Michell Fishman of this office on July 21, 2008 by Ms. White and July 22, 2008 by Mr. Burak. The Staff's comments and our responses are discussed below.(1)

----------
(1) Capitalized terms have the same meaning as in the Prospectus/Proxy Statement unless otherwise defined.

Prospectus/Proxy Statement
--------------------------

Comment 1:     Information About the Acquisition: Item 1(b)(4)(i) of Form N-14
               requires a statement that the prospectus sets forth concisely the information about the registrant that a prospective investor ought to know before investing. Please include such a statement.

Response:      We have revised the disclosure in response to this comment.

Comment 2:     Information About the Acquisition: Item 1(b)(4)(ii) of Form N-14
               requires a statement that the prospectus should be retained for future reference. Please include such a statement.

Response:      This disclosure is included on the cover page to the N-14.

Comment 3:     Information About the Portfolios: Item 4(d) of Form N-1A requires a description of a Fund's policies and procedures with respect to the disclosure of a Fund's portfolio securities is available (i) in the Fund's SAI; and (ii) on the Fund's website, if applicable.
               Please include such a statement.

Response:      Item 5(a) of Form N-14 specifies the information in items of Form
               N-1A required in a prospectus filed on Form N-14. It does not include Item 4(d) of Form N-1A. However, we have revised the disclosure in response to this comment.

Comment 4:     Information About the Portfolios - Management of the Portfolios:
               Item 5(a)(2) of Form N-1A requires a statement that the SAI provides additional information about the Portfolio Managers' compensation, other accounts managed by the Portfolio Managers, and the Portfolio Managers' ownership of securities in the Fund.
               Please include such a statement.

Response:      We have revised the disclosure in response to this comment.

Comment 5:     Information About the Portfolios - Management of the Portfolios:
               There are typographical errors in the third paragraph under the heading "Management of the Portfolios." Please correct these errors.

Response:      We have corrected these errors and also revised this paragraph to reflect the current composition of the Portfolios' investment management team.

Comment 6:     Information about the Portfolios: Distributor section should include the disclosure required under Item 7(b)(2) of Form N-1A.

Response:      We have added the disclosure in response to this comment.

Comment 7:     Questions and Answers, #6: Despite the statement in the answer to
               Question #6, "[a]dditional copies of the Annual and Semi-Annual
               Reports and the Prospectus for each Portfolio are available at www.AllianceBernstein.com," they could not be found at the specified web site.

Response:      Currently, only the Class A and Class B Master Prospectuses are available on the AllianceBernstein web site. We have deleted reference to Annual and Semi-Annual reports being available on the web site.

Comment 8:     Questions and Answers, #6: Item 411(d) of Reg. C requires file numbers to be provided for documents incorporated by reference.

Response:      Since the file number for all documents incorporated by reference is the same and the documents have been previously transmitted to shareholders, we do not believe it is necessary to add the file numbers because the information is "clearly identified" as required by Item 411(d). Therefore, we have not revised the disclosure in response to this comment.

Comment 9:     Questions and Answers, #6: Answer #6 states that "[a]dditional information about the Portfolios is available in the Statement of Additional Information ("SAI") dated May 1, 2008," which is the
               SAI filed with the Portfolios' annual update. This sentence should reference the July 28, 2008 SAI filed in connection with the merger.

Response:      We have revised the disclosure in response to this comment.

Comment 10:    Questions and Answers, #6: Answer #6 states that "[t]he SAI and each Portfolio's Annual Report to Shareholders ... are incorporated by reference into this Prospectus. In addition, ...
               each Portfolio's Annual Report dated December 31, 2007 are also incorporated by reference into this Prospectus." Please delete the duplicative reference to the Annual Reports being incorporated by reference.

Response:      We have revised the disclosure in response to this comment.

Comment 11:    Summary - Comparison of Fees: The Fee Table is as of March 31,
               2008. Please show data as of December 31, 2007 instead.

Response:      Item 3(a) of Form N-14 requires a table showing "current" fees of the registrant. The Fee Table as of March 31, 2008 is the fee table the Board reviewed at its Meeting on June 11, 2008 at which it approved the Acquisition. The Fee Table considered by the Board and shown in the N-14 has current information as required by Form N-14. Further, the Fee Table as of December 31, 2007 is available in the Annual Report to Shareholders, which is incorporated by reference to this filing. Therefore, we have not revised the disclosure in response to this comment.

Comment 12:    Summary - Comparison of Investment Advisory Fees: Please clarify what will be the total cost to the Fund to realign the Portfolios. In particular, clarify the transactions costs of $80,000 set forth in the Prospectus.

Response:      The combined Fund will acquire approximately $71 million of securities free of transaction costs. The $80,000 is the amount of transaction costs that would have otherwise been incurred if Balanced Wealth Strategy had not retained all of Balanced Shares' fixed-income securities and some its domestic equity securities.
               The total cost to the Fund to realign the Portfolios will be approximately $43,000 to reposition the remainder of Balanced
               Shares' domestic equity securities and approximately $120,000 to invest that cash in equity securities for the combined Fund, for a total of $163,000. We have clarified the transaction costs in the Prospectus.

Comment 13:    Information about the Portfolios - Description of the Plan: If the projected expenses are based on a date other than the March
               31, 2008 expense numbers date set forth in the Prospectus, please provide such date and clarify expenses.

Response:      The projected expenses are based on the March 31, 2008 expense numbers. Therefore, we have not revised the disclosure in response to this comment.

Comment 14:    Appendix A - Comparison of Investment Objectives and Policies:
               The target Portfolio's "Credit Quality" disclosure states that "[t]he Portfolio may invest up to 20% of its assets in high yield securities (securities rated below BBB- by S&P, Moody's or Fitch). As an operating policy, the Portfolio will invest no more than 25% of its investments in high yield debt securities rated
               CCC- or below." Please clarify the perceived discrepancy in the percentages.

Response:      The Portfolio may invest up to 20% of its assets in high yield securities. No more than one-quarter, or 25%, of that 20% may be invested in high yield debt securities rated CCC- or below.

Comment 15:    Appendix G - Capitalization: The net asset values of the
               Portfolios in the capitalization table as of March 31, 2008 are different than the net asset values of the Portfolios set forth in the Form N-Q for the reporting period ended March 31, 2008 filed with the SEC on May 30, 2008. Please revise as appropriate.

Response:      We have revised the disclosure in response to this comment.

Comment 16:    Appendix G - Capitalization: A footnote should be included explaining the adjustments to the number of shares outstanding.

Response:      We have revised the disclosure in response to this comment.

Comment 17:    Appendix J - Financial Highlights: Please confirm the date of commencement of operations for the acquiring Portfolio.

Response:      The date of commencement of operations is July 1, 2004. We have revised the disclosure in response to this comment.

Statement of Additional Information
-----------------------------------

Comment 18:    File numbers should be provided for documents incorporated by reference.

Response:      The file number for all documents incorporated by reference is the same. Therefore, we have not revised the disclosure in response to this comment.

Comment 19:    The standalone schedule of investment is not required to be set forth in the SAI because it is already incorporated by reference from the annual report for the Portfolios.

Response:      We have revised the disclosure in response to this comment.

Comment 20:    Portfolio of Investments: The net assets shown do not reflect the real costs the Fund is paying. The net assets should be adjusted downward to reflect the costs of the transaction.

Response:      We have revised the disclosure in response to this comment.

Comment 21:    Portfolio of Investments: Since no adjustments are shown in the schedule, include a footnote stating that as of December 31, 2007, all of the securities held by the target Portfolio would comply with the investment restrictions and/or compliance guidelines of the acquiring Portfolio.

Response:      No adjustments are shown for the Portfolio of Investments
               schedule because the repositioning of the portfolios is anticipated to occur after the Acquisition, as discussed in the Information about the Transactions - Reasons for the Acquisition section of the prospectus. We have revised the disclosure in response to this comment.

Comment 22:    Statement of Operations: A footnote should be included explaining the adjustments being made.

Response:      We have revised the disclosure in response to this comment.

Comment 23:    Statement of Assets and Liabilities: Net assets for the combined
               Portfolio should be reduced by the cost of the reorganization.
               The Statement of Assets and Liabilities should reflect the same adjustments included in the Capitalization table in the prospectus.

Response:      We have revised the disclosure in response to this comment.

Comment 24:    Statement of Assets and Liabilities: A footnote should be
               included explaining the adjustments being made.

Response:      We have revised the disclosure in response to this comment.

Comment 25:    Notes to Pro Forma Financial Statements: A note should be
               included as to which entity will be the surviving entity for accounting purposes.

Response:      We have revised the disclosure in response to this comment.

Comment 26:    Notes to Pro Forma Financial Statements: The last paragraph of
               Note A states that "[e]ach Portfolio will bear the expenses of the Acquisition on a relative net asset basis, including the cost of proxy solicitation." This contradicts previous disclosure in the Prospectus stating that expenses will be allocated on expected cost savings. Please correct for consistency.

Response:      We have revised the disclosure in response to this comment.

Comment 27:    Please include Tandy representation in comment response letter

Response:      We have added Tandy representation below.

                                      * * *

We hereby acknowledge that (i) each Portfolio is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) a Portfolio may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                          Sincerely,


                                          /s/ Michell G. Fishman

cc:  Andrew L. Gangolf, Esq.
     Christina A. Morse, Esq.
     Kathleen K. Clarke, Esq.

SK 00250 0292 903090